UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Chanson International Holding

(Name of Issuer)

Class A ordinary shares, par value $0.001 per share

(Title of Class of Securities)

G2104U107

(CUSIP Number)

September 24, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2104U107

1.	Names of Reporting Persons Yuan Yang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 493,828*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 493,828*
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 493,828*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.1%**
12.	Type of Reporting Person IN

*	Represents 493,828 Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), that are held by Yuan Yang as of the date hereof.

**	Percentage of class is calculated based on 15,735,570 Class A Ordinary Shares outstanding as of the date hereof.

Explanatory Note: As of September 24, 2024, Yuan Yang beneficially owned (i) 493,828 Class A Ordinary Shares, and (ii) 493,828 Class A Ordinary Shares underlying 493,828 common warrants (“Common Warrants”) granted to Yuan Yang, exercisable for one year from the date of issuance on September 17, 2024, together representing 6.1% of the total outstanding shares. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of 15,735,570 Class A Ordinary Shares outstanding as of September 24, 2024 and 493,828 Class A Ordinary Shares issuable to Yuan Yang upon the exercise of the Common Warrants described above. Yuan Yang had sole voting and dispositive power with respect to those shares. On September 25, 2024, Yuan Yang assigned the Common Warrants to a third party. As of the date hereof, Yuan Yang beneficially owns 493,828 Class A Ordinary Shares, as reported herein.

CUSIP No. G2104U107

ITEM 1.

(a) Name of Issuer: Chanson International Holding

(b) Address of Issuer’s Principal Executive Offices: B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017

ITEM 2.

2(a) Name of Person Filing:

Yuan Yang

2(b) Address of Principal Business Office, or if None, Residence:

Room 401, Building 10, No. 119 Cuihua South Road, Xi’an City, Shaanxi Province, China 710061

2(c) Citizenship:

China

2(d) Title of Class of Securities:

Class A ordinary shares, par value $0.001 per share

2(e) CUSIP Number:

G2104U107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G2104U107

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G2104U107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2024

By:	/s/ Yuan Yang
Name:	Yuan Yang

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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